UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ACRES COMMERCIAL REALTY CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00489Q102
(CUSIP Number(s))

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.	00489Q102

1	NAME OF REPORTING PERSON Eagle Point Credit Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,191,307 shares
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
1,191,307 shares
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,191,307 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.1%
12	TYPE OF REPORTING PERSON
IA

CUSIP Nos.	00489Q102

1	NAME OF REPORTING PERSON Eagle Point DIF GP I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
882,932 shares
	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
882,932 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
882,932 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.4%
12	TYPE OF REPORTING PERSON
OO

CUSIP Nos.	00489Q102

1	NAME OF REPORTING PERSON Eagle Point Defensive Income Fund US LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
653,909 shares
	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
653,909 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
653,909 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7%
12	TYPE OF REPORTING PERSON
PN

CUSIP Nos.	00489Q102

Item 1(a).	Name of Issuer:

ACRES Commercial Realty Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

390 RXR Plaza, Uniondale, New York 11556

Item 2(a).	Name of Person(s) Filing:

Eagle Point Credit Management LLC (“EPCM”)

Eagle Point DIF GP I LLC (“DIF GP I”)

Eagle Point Defensive Income Fund US LP (“DIF I US”)

This Schedule 13G is jointly filed by the above Reporting Persons pursuant to a Joint Filing Agreement attached hereto as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

600 Steamboat Road, Suite 202

Greenwich, CT 06830

Item 2(c).	Citizenship:

Eagle Point Credit Management LLC: organized in the State of Delaware

Eagle Point DIF GP I LLC: organized in the State of Delaware

Eagle Point Defensive Income Fund US LP: organized in the State of Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number(s):

00489Q102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

The percentages reflected in this statement are calculated based upon 8,455,131 Common Shares outstanding as of November 6, 2023 as disclosed by the Issuer in Form 10-Q filed with the SEC on November 7, 2023.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

CUSIP Nos.	00489Q102

EPCM acts as investment manager to certain accounts (collectively, the “Accounts”), which directly hold the Common Shares described in this report. Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Common Shares directly held by the Accounts. As such, EPCM could be deemed to beneficially own the Common Shares directly held by the Accounts.

DIF GP I, as general partner to an Account, has the authority to exercise voting or dispositive power with respect to the shares held by such Account. Thus, DIF GP I could be deemed to share the power to vote and dispose or direct the disposition of the shares held by such Account.

DIF US directly holds the shares, and has delegated management of its portfolio, including the shares, to DIF GP and EPCM. Accordingly, it may be deemed to have the shared power to vote and dispose or direct the disposition of such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP Nos.	00489Q102

Dated: February 13, 2024

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DIF GP I LLC

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND US LP, by Eagle Point DIF GP I LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13G is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: February 13, 2024

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DIF GP I LLC

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND US LP, by Eagle Point DIF GP I LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer